Joway Health Industries Group Inc.
No. 19 Baowang Road
Baodi Economic Development Zone
Tianjin, PRC 300180

February 19, 2014

John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Joway Health Industries Group Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 333-108715

Dear Mr. Cash:

This letter sets forth the Company’s response to the comment contained in the letter dated January 22, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2012.

For your convenience, we have included the Staff’s comment in italics before the Company’s response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 1A. Risk Factors, page 19
Risks Relating to Conducting Business in the PRC, page 23

Staff Comment. We note your response to prior comment one, from our letter dated December 27, 2013. Please confirm to us that you intend to include, in future filings, “parent only” financial information in accordance with Rule 5.04 of Regulation S-X.

Response:

We will expand our disclosure in future filings to include “parent only” financial information in accordance with Rule 5.04 of Regulation S-X.

John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
February 19, 2014

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in its filings pursuant to the Securities Exchange Act of 1934 and that such filings include the information the Securities Exchange Act of 1934 and all applicable Securities Act rules require.

Sincerely,

/s/ Jinghe Zhang
Jinghe Zhang
Chief Executive Officer